Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, CA  92660

January 12, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Q BioMed Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-222008)

Ladies and Gentlemen:

Roth Capital Partners, LLC (“Roth”), as lead placement agent for the referenced offering, hereby concurs in the request by Q BioMed Inc. that the effective date of the above-referenced registration statement be accelerated to 4:00 P.M. (Eastern Time), or as soon as practicable thereafter, on January 12, 2018, pursuant to Rule 461 under the Securities Act. Roth affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC
As Lead Placement Agent

By:         /s/ Aaron M. Gurewitz
Name:    Aaron M. Gurewitz
Title:
Head of Equity Capital Markets